Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED

2007 JUL 19 P 1:52

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	13 July 2007	*No of sheets:*	1

SUPPL

Current report 40/2007

The Management Board of KGHM Polska Miedź S.A. announces that at the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A which was held on 9 July 2007, the following shareholders held a number of shares granting at least 5% of the number of votes at the General Shareholders Meeting:
- the State Treasury – number of votes 83 567 521, representing 83.10% of the number of votes participating in the Extraordinary General Shareholders Meeting and 41.78% of the total number of votes,
- Deutsche Bank Trust Company Americas - number of votes 5 996 124, representing 5.96% of the number of votes participating in the Extraordinary General Shareholders Meeting and 3.00% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

PROCESSED

JUL 23 2007

THOMSON FINANCIAL

07025418

DYREKTOR GENERALNY ds. Nadzoru Właścicielskiego i Relacji Inwestorskich

Leszek Mierzwa

WICEPREZES ZARZĄDU

Marek Fusiński

dw 7/20

END